UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Postponement of the Extraordinary General Meeting of Shareholders

This report on Form 6-K was submitted in connection with the postponement of the extraordinary general meeting of shareholders (the “Meeting”) to be held by Dunxin Financial Holdings Limited (the “Company”) on October 2, 2023, 10:00 A.M. E.T. The Company furnished the notice to shareholders for the Meeting on a Form 6-K filed on September 1, 2023.

The Meeting was postponed by the Company for the purpose of amending and adding certain meeting proposals to be voted on by the Company’s shareholders.

The Company will reconvene the Meeting on October 16, 2023, 10:00 A.M. E.T. The Company furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of Dunxin Financial Holdings Limited to be held on October 16, 2023 (the “2023 EGM”)
99.2	Form of Proxy for the 2023 EGM
99.3	Depositary’s Notice of 2023 EGM
99.4	Voting Instructions of American Depositary Shares for the 2023 EGM

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: September 22, 2023	By:	/s/ Yuan Gao
	Name:	Yuan Gao
	Title:	Chief Executive Officer

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